Mail Stop 6010
Via Facsimile and U.S. Mail

September 19, 2007

Mr. V. Prem Watsa
Chairman and Chief Executive Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J2N7

> **Re: Fairfax Financial Holdings Limited**
> **Form 40-F for fiscal year ended December 31, 2006**
> **File No. 1-31556**

Dear Mr. Watsa:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for fiscal year ended December 31, 2006

Off-Balance Sheet Arrangements

1.   You state that off-balance sheet arrangements are described in Notes 4, 13 and 15 to your consolidated financial statements. However, these disclosures do not appear to provide all of the information specified in General Instruction B (11). In particular, you appear to omit discussion of triggering events that could cause obligations or liabilities related to off-balance sheet arrangements to arise and known trends or uncertainties that are reasonably likely to result in a material reduction in the availability of off-balance sheet arrangements to you. Please provide the information required by General Instruction B (11) in a disclosure-type format or explain to us the factors that you considered in concluding that the existing disclosure in Notes 4, 13 and 15 is adequate.

Exhibit 2 - Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 20. US GAAP Reconciliation, page 52

For each of the comments below, please provide us the information requested in disclosure-type format in order that we may evaluate your disclosure.

2.   Consistent with CICA Accounting Guideline AcG-3 (paragraph 15), describe your "corporate policies with respect to limits of coverage, reinsurance, net retentions and similar information." Ensure that the principal terms of your ceded reinsurance contracts are adequately described so that an investor would be able to adequately assess the extent of your net exposure to claims risk. Describe and quantify any limitations in these contracts on your ability to cede losses in the future on a basis consistent with historical results.

3.   On page 53, you state that under Canadian GAAP recoveries on stop loss reinsurance treaties are recorded at the same time as the claims are ceded, while under US GAAP, consistent with accounting for retroactive reinsurance under SFAS 113, the excess of ceded liabilities over premium paid is recorded as a deferred gain. Guideline D-7 issued by the Superintendent of Financial Institutions appears to indicate Canadian GAAP accounting model for reinsurance of short term insurance contracts follows the requirements of SFAS 113, in particular the deferral of the excess of reinsured liabilities under retroactive reinsurance over cash paid. Explain more specifically the methods and key assumptions used to account for your reinsurance arrangements on both a Canadian and a US GAAP basis, particularly the factors that you considered in not applying the provisions of Guideline D-7.

4.   On page 132, you state that the Company's profitability is affected by cost of reinsurance, which appears to be significant, given the magnitude of amounts recoverable from reinsurers at December 31, 2006. Quantify the cost of reinsurance and the factors that caused variations in this cost on a US GAAP basis for each period presented.

5.   Please tell us why your provision for uncollectible reinsurance is the same amount under both Canadian and US GAAP and did not change between 2005 and 2006 despite your $1 billion commutation of the Swiss Re corporate insurance cover.

6.   On page 36, you describe the accounting effect of the Swiss Re commutation as a "non-cash pre-tax and after-tax charge of $142.6 million …a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers." You also show this $587.4 million amount as "proceeds from the Swiss Re commutation" that increased unpaid claim liabilities. Also, you state elsewhere that the Swiss Re commutation produced "approximately $585 million cash proceeds." Please provide us in disclosure-type format a description of your US GAAP accounting for the Swiss Re

commutations that explains your accounting for this transaction and all accounts affected.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant